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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52908

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dinosaur Securities, L. L. C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 Park Avenue, 5th Floor
(No. and Street)

New York, NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Grossman 212 448-9251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 0 3 2005
WASH, D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dinosaur Securities, L. L. C., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DINOSAUR SECURITIES, L. L. C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2004


SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2005
WASH. D.C.
185
SECTION

DINOSAUR SECURITIES, L. L. C.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2004

CONTENTS

	Page
Facing page to Form X-17A-5	2A
Affirmation of President	2B
Independent Auditors' Report	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 11
SUPPLEMENTARY SCHEDULES:	
Information relating to the possession or control requirements under Rule 15c3-3	12
Computation of net capital pursuant to Rule 15c3-1	13
Independent auditors' report on internal control	14 - 15

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Dinosaur Securities, L. L. C.
New York, New York

We have audited the accompanying statement of financial condition of Dinosaur Securities, L. L. C. as of December 31, 2004 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dinosaur Securities, L. L. C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 14, 2005

DINOSAUR SECURITIES, L. L. C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 8,638
Due from clearing firms	540,118
Clearing firm deposits	303,495
Property and equipment - net	55,173
Other assets	62,586
Total assets	$970,010

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Commissions payable	$474,178
Accounts payable and accrued expenses	76,069
Loan payable	11,900
Due to member	3,511
Total liabilities	565,658
Commitments (see notes)	
Members' equity	404,352
Total liabilities and members' equity	$970,010

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Commission income	$3,609,135
Interest and other income	381,232
Net firm trading gains	25,610
	4,015,977
Expenses	
Compensation and benefits	2,858,562
Clearing and execution	328,250
Communications and occupancy	170,098
Other operating expenses	956,076
Interest expense	3,881
	4,316,867
Net loss	$ (300,890)

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Class M	Class C	Class E	Accumulated Deficit	Total
BALANCES, January 1, 2004	$ 833,717	$597,500	$--	$(1,122,419)	$ 308,798
Capital contributions	254,244	142,200	--	--	396,444
Net loss for the year	--	--	--	(300,890)	(300,890)
BALANCES, December 31, 2004	$1,087,961	$739,700	$--	$(1,423,309)	$ 404,352

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Increase (decrease) in cash	
Cash flows from operating activities	
Net loss	$(300,890)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,810
(Increase) decrease in operating assets:	
Due from clearing firm	(335,433)
Clearing firm deposit	(31,149)
Due from affiliated company	5,000
Other assets	(33,510)
Increase in operating liabilities:	
Commissions payable	241,181
Accounts payable and accrued expenses	31,161
Due from member	3,511
Total adjustments	(117,429)
Net cash used in operating activities	(418,319)
Cash flows from investing activities	
Purchases of property and equipment	(7,836)
Cash flows from financing activities	
Capital contributions	396,444
Proceeds from loan payable	11,900
Net cash provided by financing activities	408,344
Net decrease in cash	(17,811)
Cash at January 1, 2004	26,449
Cash at December 31, 2004	$ 8,638
SUPPLEMENTAL INFORMATION:	
Cash paid during the year for:	
Interest	$ 3,881

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - DESCRIPTION OF BUSINESS

Dinosaur Securities, L. L. C. (the "Company") is a Delaware limited liability company located in New York, New York. The Company is a member of the National Association of Securities Dealers. Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis, and proprietary trading of debt and equity securities. The Company clears all customer transactions on a fully disclosed basis through two independent clearing firms, and does not hold customer funds or safekeep customer securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of membership taxable income or loss in their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax on taxable income.

NOTE 3 - CLEARING FIRM DEPOSITS

The Company's clearing firm deposits consist of a U. S. Treasury bill, principal amount $290,000 maturing in January 2005 (market value at December 31, 2004: $289,748), and cash balances in the amount of $13,747.

NOTE 4 - PROPERTY AND EQUIPMENT

		Estimated Useful Life
Furniture and equipment	$46,444	7 years
Leasehold improvements	29,640	Term of lease
	76,084	
Less: Accumulated depreciation and amortization	20,911	
	$55,173	

Depreciation and amortization expense was $1,810 for the year.

NOTE 5 - MEMBERS' EQUITY

The Company has three classes of membership:

Class M interests are entitled to elect a majority of the Company's board of directors. Class C interests differ from Class M interests principally with respect to voting rights. Class E units have been reserved for the issuance of employee options. The number of issuable Class E units cannot presently exceed 10% of the aggregate ownership interest in the Company. Class E members do not have voting rights. As of December 31, 2004, the Company has not issued any Class E units. All classes share in the allocation of Company profits, losses and distributions to the same extent.

During 2004, the Company's managing member purchased 254,244 Class M units for $254,244. In addition, the Company's managing member and Dinosaur Limited, an LLC wholly owned by the Company's managing member, purchased 142,200 Class C units for total consideration of $142,200. As of December 31, 2004, there were a total of 11,171,244 Class M units and 1,122,200 Class C units outstanding.

NOTE 6 - LEASE COMMITMENT

The Company leases office facilities and equipment under leases expiring at various dates through 2009. Rent expense under one of the office leases is being recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred

NOTE 6 - LEASE COMMITMENT - continued

rent liability of $15,325 at December 31, 2004. Total rent expense was $309,206 for the year.

Future minimum lease payments as of December 31, 2004 are:

Year ending December 31,	
2005	$164,779
2006	116,660
2007	104,491
2008	44,035
2009	4,050
Total	$434,015

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 - RELATED PARTY TRANSACTIONS

At December 31, 2004, the Company owed $3,511 to its managing member. The loan is non-interest bearing and due on demand.

At December 31, 2004, the Company owed $11,900 to the son of its managing member. The loan is non-interest bearing and due on demand.

NOTE 8 - RELATED PARTY TRANSACTIONS - continued

During 2004, the Company received a total of $347,500 in service fees from an entity wholly owned by the Company's managing member.

During 2004, the Company paid a total of $411,799 in management fees to an entity wholly owned by the Company's managing member.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and net capital requirements of $286,593 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.97 to 1.

SUPPLEMENTARY SCHEDULES

DINOSAUR SECURITIES, L. L. C.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2004

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (ii) because as an introducing broker-dealer it clears all transactions with and for customers on a fully disclosed basis with its clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.

DINOSAUR SECURITIES, L. L. C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

Computation of Net Capital

Members' equity	$404,352
Nonallowable assets:	
Furniture, equipment and leasehold improvements - net	55,173
Other assets	62,586
	117,759
Net capital before haircuts on securities	286,593
Haircuts on securities	--
Net capital	286,593
Minimum capital requirement - the greater of $100,000 or 6.67% of aggregate indebtedness of $565,658	100,000
Excess net capital	$186,593
Ratio of aggregate indebtedness to net capital	1.97 to 1
Schedule of aggregate indebtedness:	
Commissions payable	$474,178
Accounts payable and accrued expenses	76,069
Loan payable	11,900
Due to member	3,511
Total aggregate indebtedness	$565,658

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004):

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$319,146
Audit adjustments – net	(32,553)
Net capital per above	$286,593

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Dinosaur Securities, L. L. C.
New York, New York

In planning and performing our audit of the financial statements of Dinosaur Securities, L. L. C. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider & Associates LLP

Jericho, New York
February 14, 2005